EXHIBIT 99.1

Deutsche Bank

Financial Data Supplement Q1 2018

Based on Q2 2018 Segmental Reporting and Financial Statements Structure

Q1 2018 Financial Data Supplement

Due to rounding, numbers presented throughout this document may not sum precisely to the totals we provide and percentages may not precisely reflect the absolute figures.

All segment figures reflect segment composition as of 30 June 2018.

Deutsche Bank consolidated

Financial summary	2

Consolidated Statement of Income	3

Net revenues	4

Segment detail

Corporate & Investment Bank	5

Private & Commercial Bank	6

Asset Management	7

Corporate & Other (and NCOU)	8

Risk and capital

Credit risk	9

Regulatory capital	12

Consolidated Balance Sheet

Assets	13

Liabilities and total equity	14

Leverage ratio measures	15

Non-GAAP financial measures	16

Definition of certain financial measures	20

Footnotes	23

Deutsche Bank	Q1 2018 Financial Data Supplement	1

Financial summary

	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018
Key financial information
CRR/CRD 4 Leverage Ratio in % (fully loaded)[1,2]	3.5%	3.4%	3.2%	3.8%	3.8%	3.8%	3.7%
CRR/CRD 4 Leverage Ratio in % (phase-in)[2]	4.1%	3.9%	3.7%	4.2%	4.1%	4.1%	4.0%
Fully loaded CRR/CRD 4 leverage exposure, in € bn.[1]	1,348	1,369	1,442	1,420	1,395	1,395	1,409
Common Equity Tier 1 capital ratio (fully loaded)[2,3,4]	11.8%	11.8%	11.8%	13.8%	14.0%	14.0%	13.4%
Common Equity Tier 1 capital ratio (phase-in)[2,3,18]	13.4%	12.6%	12.6%	14.6%	14.8%	14.8%	13.4%
Risk-weighted assets, in € bn.[3,4]	358	358	355	355	344	344	354
Adjusted Costs, in € m.[5]	24,734	6,336	5,641	5,513	6,401	23,891	6,350
Post-tax return on average shareholders’ equity[2]	(2.3) %	3.8%	2.7%	3.9%	(14.8) %	(1.2) %	0.8%
Post-tax return on average tangible shareholders’ equity[2,6]	(2.7) %	4.5%	3.2%	4.5%	(17.2) %	(1.4) %	0.9%
Cost/income ratio[2]	98.1%	86.2%	86.4%	83.5%	122.4%	93.4%	92.6%
Compensation ratio[2]	39.6%	42.8%	44.1%	41.4%	59.2%	46.3%	43.0%
Noncompensation ratio[2]	58.5%	43.4%	42.2%	42.1%	63.2%	47.0%	49.5%
Total net revenues, in € m.	30,014	7,346	6,616	6,776	5,710	26,447	6,976
Provision for credit losses, in € m.	1,383	133	79	184	129	525	88
Total noninterest expenses, in € m.	29,442	6,334	5,715	5,660	6,986	24,695	6,457
Income (loss) before income taxes, in € m.	(810)	878	822	933	(1,406)	1,228	432
Net income (loss), in € m.	(1,356)	575	466	649	(2,425)	(735)	120
Total assets, in € bn.[3]	1,591	1,565	1,569	1,521	1,475	1,475	1,478
Shareholders’ equity, in € bn.[3]	60	60	66	66	63	63	62
Basic earnings per share[7,8]	€ (1.08)	€ 0.36	€ 0.08	€ 0.31	€ (1.15)	€ (0.53)	€ 0.06
Diluted earnings per share[2,7,8]	€ (1.08)	€ 0.34	€ 0.07	€ 0.30	€ (1.15)	€ (0.53)	€ 0.06

Book value per basic share outstanding[2]	€ 38.14	€ 37.69	€ 31.43	€ 31.37	€ 30.16	€ 30.16	€ 29.53
Tangible book value per basic share outstanding[2]	€ 32.42	€ 32.00	€ 27.24	€ 27.18	€ 25.94	€ 25.94	€ 25.70

Other Information
Branches[3]	2,656	2,552	2,459	2,434	2,425	2,425	2,407
thereof: in Germany	1,776	1,683	1,589	1,578	1,570	1,570	1,555
Employees (full-time equivalent)[3]	99,744	98,177	96,652	96,817	97,535	97,535	97,130
thereof: in Germany	44,600	44,132	43,509	42,879	42,526	42,526	42,308
Share price at period end[9]	€ 15.40	€ 16.15	€ 15.53	€ 14.63	€ 15.88	€ 15.88	€ 11.33
Share price high[9]	€ 19.72	€ 17.82	€ 17.69	€ 16.91	€ 17.13	€ 17.82	€ 16.46
Share price low[9]	€ 8.83	€ 15.12	€ 14.70	€ 13.11	€ 13.83	€ 13.11	€ 11.00

For footnotes please refer to page 23.

Deutsche Bank	Q1 2018 Financial Data Supplement	2

Consolidated Statement of Income

(In € m.)	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018
Interest and similar income	25,636	6,012	6,261	5,955	5,863	24,092	6,206
Interest expense	10,929	2,955	3,181	2,725	2,854	11,714	3,293
Net interest income	14,707	3,058	3,081	3,230	3,009	12,378	2,913
Provision for credit losses	1,383	133	79	184	129	525	88
Net interest income after provision for credit losses	13,324	2,924	3,002	3,046	2,880	11,853	2,825
Commissions and fee income	11,744	2,935	2,839	2,582	2,646	11,002	2,690
Net gains (losses) on financial assets/liabilities at fair value through P&L	1,396	1,108	845	658	308	2,919	1,149
Net gains (losses) on financial assets at fair value through OCI	N/A	N/A	N/A	N/A	N/A	N/A	154
Net gains (losses) on financial assets at amortized cost	N/A	N/A	N/A	N/A	N/A	N/A	2
Net gains (losses) on financial assets available for sale	659	119	78	60	229	486	N/A
Net income (loss) from equity method investments	455	20	84	21	12	137	102
Other income (loss)	1,053	106	(310)	224	(495)	(475)	(34)
Total noninterest income	15,307	4,288	3,535	3,546	2,700	14,070	4,064
Compensation and benefits	11,874	3,147	2,921	2,806	3,379	12,253	3,002
General and administrative expenses	15,454	3,201	2,724	2,865	3,184	11,973	3,456
Policyholder benefits and claims	374	0	(0)	0	0	0	0
Impairment of goodwill and other intangible assets	1,256	0	6	(0)	15	21	0
Restructuring activities	484	(14)	64	(12)	408	447	(1)
Total noninterest expenses	29,442	6,334	5,715	5,660	6,986	24,695	6,457
Income (loss) before income taxes	(810)	878	822	933	(1,406)	1,228	432
Income tax expense (benefit)	546	303	357	284	1,019	1,963	312
Net income (loss)	(1,356)	575	466	649	(2,425)	(735)	120

Net income attributable to noncontrolling interests	45	4	19	2	(10)	15	(0)
Net income attributable to Deutsche Bank shareholders and additional equity components	(1,402)	571	447	647	(2,415)	(751)	120

Memo:
Basic shares outstanding (average), in m.	1,555.3	1,579.7	2,086.0	2,095.8	2,094.6	1,967.7	2,094.6
Diluted shares outstanding (average), in m.	1,555.3	1,655.0	2,140.2	2,151.7	2,094.6	1,967.7	2,151.3
Cost/income ratio[2]	98.1%	86.2%	86.4%	83.5%	122.4%	93.4%	92.6%
Compensation ratio[2]	39.6%	42.8%	44.1%	41.4%	59.2%	46.3%	43.0%
Noncompensation ratio[2]	58.5%	43.4%	42.2%	42.1%	63.2%	47.0%	49.5%

For footnotes please refer to page 23.

Deutsche Bank	Q1 2018 Financial Data Supplement	3

Net revenues - Segment view[10]

(In € m.)	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018
Corporate & Investment Bank:
Global Transaction Banking	4,419	1,042	967	964	944	3,917	918
Equity Origination	405	153	115	66	63	396	76
Debt Origination	1,393	391	311	287	338	1,327	316
Advisory	495	113	137	122	137	508	88
Origination and Advisory	2,292	657	563	475	537	2,231	480
Sales & Trading (Equity)	2,751	733	577	552	385	2,247	571
Sales & Trading (FIC)	7,067	2,223	1,646	1,542	1,023	6,434	1,882
Sales & Trading	9,817	2,956	2,224	2,093	1,407	8,681	2,454
Other	234	(247)	(136)	(64)	(157)	(603)	(5)
Total Corporate & Investment Bank	16,763	4,408	3,618	3,468	2,732	14,226	3,846

Private & Commercial Bank:
Private and Commercial Business (Germany)	6,873	1,636	1,573	1,756	1,618	6,583	1,836
Private and Commercial Business (International)[11]	1,466	372	395	355	333	1,455	373
Wealth Management (Global)	1,720	616	523	429	452	2,021	426
Exited businesses[12]	1,031	81	67	62	(91)	119	5
Total Private & Commercial Bank	11,090	2,704	2,559	2,602	2,313	10,178	2,639
therein:
Net interest income	6,201	1,388	1,536	1,446	1,505	5,875	1,485
Commission and fee income	3,395	924	852	817	775	3,367	868
Remaining income	1,494	392	171	339	33	935	287

Asset Management:
Management Fees	2,198	564	575	553	555	2,247	531
Performance & Transaction Fees	220	19	86	29	65	199	18
Other Revenues	201	24	15	46	1	86	(4)
Mark-to-market movements on policyholder positions in Abbey Life	396	0	0	0	0	0	0
Total Deutsche Asset Management	3,015	607	676	628	621	2,532	545

Corporate & Other	(472)	(373)	(237)	79	44	(488)	(54)

Non-Core Operations Unit	(382)	-	-	-	-	-	-

Net revenues	30,014	7,346	6,616	6,776	5,710	26,447	6,976

For footnotes please refer to page 23.

Deutsche Bank	Q1 2018 Financial Data Supplement	4

Corporate & Investment Bank

(In € m., unless stated otherwise)	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018
Global Transaction Banking	4,419	1,042	967	964	944	3,917	918
Equity Origination	405	153	115	66	63	396	76
Debt Origination	1,393	391	311	287	338	1,327	316
Advisory	495	113	137	122	137	508	88
Origination and Advisory	2,292	657	563	475	537	2,231	480
Sales & Trading (Equity)	2,751	733	577	552	385	2,247	571
Sales & Trading (FIC)	7,067	2,223	1,646	1,542	1,023	6,434	1,882
Sales & Trading	9,817	2,956	2,224	2,093	1,407	8,681	2,454
Other	234	(247)	(136)	(64)	(157)	(603)	(5)
Total net revenues	16,763	4,408	3,618	3,468	2,732	14,226	3,846
Provision for credit losses	816	57	56	94	7	213	(3)
Compensation and benefits	4,046	1,136	973	932	1,316	4,357	1,062
General and administrative expenses	9,295	2,402	1,887	2,038	2,118	8,445	2,567
Policyholder benefits and claims	0	0	0	0	0	0	0
Impairment of goodwill and other intangible assets	285	0	6	(0)	0	6	0
Restructuring activities	299	32	66	(5)	(12)	82	14
Total noninterest expenses	13,925	3,570	2,933	2,965	3,422	12,890	3,643
Noncontrolling interests	49	4	19	2	1	26	3
Income (loss) before income taxes	1,973	778	611	407	(699)	1,096	203

Resources
Employees (front office full-time equivalent, at period end)	18,287	17,813	17,300	17,750	18,276	18,276	18,122
Total employees (full-time equivalent, at period end)[13]	39,134	38,728	39,701	39,922	40,839	40,839	40,264
Assets (at period end)[14]	1,201,894	1,176,472	1,210,220	1,162,026	1,127,028	1,127,028	1,132,483
Risk-weighted assets (at period end)[4]	237,596	244,277	241,915	241,820	231,574	231,574	241,497
CRR/CRD 4 leverage exposure (at period end)[1,15]	954,203	979,378	1,078,567	1,049,576	1,029,946	1,029,946	1,048,690
Average allocated shareholders’ equity	40,312	40,452	44,991	45,968	45,474	44,197	43,639

Efficiency Ratios[2]
Cost/income ratio	83.1%	81.0%	81.1%	85.5%	125.3%	90.6%	94.7%
Post-tax return on average shareholders’ equity[2,23]	3.2%	5.2%	3.6%	2.4%	(4.1) %	1.7%	1.3%
Post-tax return on average tangible shareholders’ equity [2,6,23]	3.4%	5.6%	3.9%	2.5%	(4.4) %	1.8%	1.4%

For footnotes please refer to page 23.

Deutsche Bank	Q1 2018 Financial Data Supplement	5

Private & Commercial Bank

(In € m., unless stated otherwise)	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018
Private and Commercial Business (Germany)	6,873	1,636	1,573	1,756	1,618	6,583	1,836
Private and Commercial Business (International)[11]	1,466	372	395	355	333	1,455	373
Wealth Management (Global)	1,720	616	523	429	452	2,021	426
Exited businesses[12]	1,031	81	67	62	(91)	119	5
Total net revenues	11,090	2,704	2,559	2,602	2,313	10,178	2,639
therein:
Net interest income	6,201	1,388	1,536	1,446	1,505	5,875	1,485
Commission and fee income	3,395	924	852	817	775	3,367	868
Remaining income	1,494	392	171	339	33	935	287
Provision for credit losses	439	78	22	90	123	313	88
Compensation and benefits	4,068	1,005	989	995	1,027	4,016	977
General and administrative expenses	4,895	1,240	1,214	1,172	1,396	5,022	1,266
Policyholder benefits and claims	0	0	0	0	0	0	0
Impairment of goodwill and other intangible assets	0	0	0	(0)	12	12	0
Restructuring activities	141	(48)	(4)	(5)	417	360	(17)
Total noninterest expenses	9,104	2,197	2,199	2,162	2,853	9,411	2,226
Noncontrolling interests	0	(0)	(1)	1	(12)	(12)	0
Income (loss) before income taxes	1,547	430	338	349	(651)	466	325

Resources
Employees (front office full-time equivalent, at period end)	45,424	45,032	44,504	44,050	43,837	43,837	43,674
Total employees (full-time equivalent, at period end)[13]	53,326	53,476	51,148	51,085	50,896	50,896	51,023
Assets (at period end)[14]	329,869	331,564	332,531	330,884	333,069	333,069	331,192
Risk-weighted assets (at period end)[4]	86,082	87,617	88,534	88,656	87,472	87,472	87,792
CRR/CRD 4 leverage exposure (at period end)[1,15]	342,424	342,461	345,998	342,146	344,087	344,087	342,365
Average allocated shareholders’ equity	14,371	14,355	15,323	15,156	14,934	14,943	14,393
Assets under management (at period end, in € bn.)[16]	501	508	504	505	506	506	497
Net flows (in € bn.)	(42)	2	3	(0)	(0)	4	1

Efficiency Ratios[2]
Cost/income ratio	82.1%	81.2%	85.9%	83.1%	123.4%	92.5%	84.4%
Post-tax return on average shareholders’ equity[2,23]	7.0%	8.0%	5.9%	6.2%	(11.7) %	2.1%	6.5%
Post-tax return on average tangible shareholders’ equity [2,6,23]	8.0%	9.3%	6.9%	7.2%	(13.6) %	2.4%	7.6%

For footnotes please refer to page 23.

Deutsche Bank	Q1 2018 Financial Data Supplement	6

Asset Management

(In € m., unless stated otherwise)	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018
Management Fees	2,198	564	575	553	555	2,247	531
Performance & Transaction Fees	220	19	86	29	65	199	18
Other Revenues	201	24	15	46	1	86	(4)
Mark-to-market movements on policyholder positions in Abbey Life	396	0	0	0	0	0	0
Total net revenues	3,015	607	676	628	621	2,532	545
Provision for credit losses	1	(0)	(0)	(0)	(0)	(1)	0
Compensation and benefits	737	198	202	192	218	811	194
General and administrative expenses	1,026	222	234	240	284	980	276
Policyholder benefits and claims	374	0	(0)	0	0	0	0
Impairment of goodwill and other intangible assets	1,021	0	0	0	3	3	0
Restructuring activities	47	2	2	(2)	3	6	3
Total noninterest expenses	3,205	422	438	431	508	1,799	473
Noncontrolling interests	0	0	1	0	0	1	0
Income (loss) before income taxes	(190)	185	238	197	113	732	72

Resources
Employees (front office full-time equivalent, at period end)	4,084	4,018	3,991	4,042	4,012	4,012	4,048
Total employees (full-time equivalent, at period end)[13]	5,332	5,203	5,043	5,047	5,026	5,026	5,030
Assets (at period end)[14]	12,300	12,493	11,509	11,506	8,050	8,050	9,534
Risk-weighted assets (at period end)[4]	8,960	9,523	9,018	9,528	8,432	8,432	8,914
CRR/CRD 4 leverage exposure (at period end)[1,15]	3,126	3,329	3,268	3,300	2,870	2,870	4,289
Average allocated shareholders’ equity	4,460	4,683	4,698	4,644	4,714	4,687	4,599
Management fee margin (in bps)[17]	31	32	32	31	31	32	31
Assets under management (at period end, in € bn.)[16]	706	723	711	711	702	702	678
Net flows (in € bn.)	(41)	5	6	4	1	16	(8)
Efficiency Ratios[2]
Cost/income ratio	106.3%	69.5%	64.8%	68.7%	81.8%	71.1%	86.7%
Post-tax return on average shareholders’ equity[2,23]	(2.8) %	10.6%	13.5%	11.3%	6.4%	10.5%	4.5%
Post-tax return on average tangible shareholders’ equity [2,6,23]	71.0%	79.0%	68.9%	54.4%	29.8%	56.3%	21.9%

For footnotes please refer to page 23.

Deutsche Bank	Q1 2018 Financial Data Supplement	7

Corporate & Other

(In € m., unless stated otherwise)	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018
Total net revenues	(472)	(373)	(237)	79	44	(488)	(54)
Provision for credit losses	(0)	(1)	1	0	0	(0)	2
Compensation and benefits	2,955	809	757	687	817	3,069	768
General and administrative expenses	(2,422)	(663)	(611)	(586)	(614)	(2,474)	(654)
Policyholder benefits and claims	0	0	0	0	0	0	0
Impairment of goodwill and other intangible assets	(0)	0	0	0	0	0	0
Restructuring activities	(7)	0	(0)	(0)	(0)	(1)	(0)
Total noninterest expenses	526	146	145	101	203	594	114
Noncontrolling interests	(46)	(4)	(19)	(3)	10	(16)	(3)
Income (loss) before income taxes	(952)	(514)	(364)	(19)	(168)	(1,066)	(167)

Resources
Employees (full-time equivalent, at period end)	31,832	31,314	30,857	30,974	31,410	31,410	31,286
Assets (at period end)[14]	40,959	44,227	14,473	17,037	6,586	6,586	4,527
Risk-weighted assets (at period end)[4]	15,706	16,237	15,221	15,108	16,734	16,734	16,032
CRR/CRD 4 leverage exposure (at period end)[1,15]	40,018	44,086	14,610	25,236	17,983	17,983	13,892
Average allocated shareholders’ equity	2,249	322	(0)	0	0	99	0

Non-Core Operations Unit

(In € m., unless stated otherwise)	FY 2016
Total net revenues	(382)
Provision for credit losses	128
Compensation and benefits	68
General and administrative expenses	2,659
Policyholder benefits and claims	0
Impairment of goodwill and other intangible assets	(49)
Restructuring activities	4
Total noninterest expenses	2,682
Noncontrolling interests	(4)
Income (loss) before income taxes	(3,187)

Resources
Employees (front office full-time equivalent, at period end)	116
Total employees (full-time equivalent, at period end)[13]	1,167
Assets (at period end)[14]	5,523
Risk-weighted assets (at period end)[4]	9,174
CRR/CRD 4 leverage exposure (at period end)[1,15]	7,882
Average allocated shareholders’ equity	690

The Non-Core Operations Unit (NCOU) has ceased to exist as a separate corporate division of the Group from 2017 onwards. The remaining legacy assets are managed by the corresponding operating segments, predominately CIB and PCB.

As historical data has not been restated, the 2016 results can still be found separately on this page.

For purposes of the 2017 average shareholders’ equity allocation the Non-Core Operations Unit (NCOU) balances from year-end 2016 have been allocated to Corporate & Other (C&O).

For footnotes please refer to page 23.

Deutsche Bank	Q1 2018 Financial Data Supplement	8

Credit risk 2016-2017

(In € m., unless stated otherwise)	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017
Allowance for loan losses
Balance, beginning of period	5,028	4,546	4,275	3,953	4,039	4,546
Provision for loan losses	1,347	130	81	214	128	552
Net charge-offs	(1,764)	(382)	(312)	(77)	(248)	(1,019)
Charge-offs	(1,951)	(403)	(345)	(108)	(290)	(1,146)
Recoveries	187	22	32	31	41	127
Other	(65)	(19)	(90)	(51)	3	(158)
Balance, end of period	4,546	4,275	3,953	4,039	3,921	3,921

Allowance for off-balance sheet positions
Balance, beginning of period	312	346	348	335	300	346
Provision for off-balance sheet positions	36	3	(2)	(30)	2	(27)
Other	(2)	(1)	(11)	(5)	(17)	(34)
Balance, end of period	346	348	335	300	285	285

Provision for credit losses[18]	1,383	133	79	184	129	525

Impaired loans (at period end)
Total impaired loans (at period end)	7,448	6,930	6,683	6,680	6,234	6,234
Impaired loan coverage ratio[19]	61%	62%	59%	60%	63%	63%

Loans
Total loans	413,455	413,627	402,651	400,276	405,621	405,621
Deduct
Allowance for loan losses	4,546	4,275	3,953	4,039	3,921	3,921
Total loans net	408,909	409,352	398,698	396,237	401,699	401,699

Memo:
Net charge-offs / Total loans	(0.4) %	(0.1) %	(0.1) %	(0.0) %	(0.1) %	(0.3) %

For footnotes please refer to page 23.

Deutsche Bank	Q1 2018 Financial Data Supplement	9

Credit Risk - after IFRS 9 implementation (1/2)

(In € m., unless stated otherwise)	Q1 2018
Gross carrying amount - Debt Instruments Amortised Cost
Stage 1	667,647
Stage 2	24,848
Stage 3	7,879
Stage 3 POCIs (Purchased or originated credit-impaired)	1,859
Balance, end of period (IFRS scope of consolidation)	702,234

Credit Loss Allowance - Debt Instruments Amortised Cost
Stage 1	(454)
Stage 2	(531)
Stage 3	(3,468)
Stage 3 POCIs (Purchased or originated credit-impaired)	0
Balance, end of period (IFRS scope of consolidation)	(4,454)
Provision for credit losses	(69)

Gross carrying amount - Debt instruments at fair value through OCI (FVOCI)
Stage 1	52,635
Stage 2	504
Stage 3	8
Stage 3 POCIs (Purchased or originated credit-impaired)	4
Balance, end of period (IFRS scope of consolidation)	53,151

Credit Loss Allowance - Debt instruments at fair value through OCI (FVOCI)
Stage 1	(6)
Stage 2	(5)
Stage 3	(1)
Stage 3 POCIs (Purchased or originated credit-impaired)	0
Balance, end of period (IFRS scope of consolidation)	(11)
Provision for credit losses	(2)

Deutsche Bank	Q1 2018 Financial Data Supplement	10

Credit Risk - after IFRS 9 implementation (2/2)

(In € m., unless stated otherwise)	Q1 2018
Gross carrying amount - Lending related Off B/S items
Stage 1	202,866
Stage 2	5,081
Stage 3	1,518
Stage 3 POCIs (Purchased or originated credit-impaired)	0
Balance, end of period (IFRS scope of consolidation)	209,465

Credit Loss Allowance - Lending related Off B/S items
Stage 1	(119)
Stage 2	(41)
Stage 3	(146)
Stage 3 POCIs (Purchased or originated credit-impaired)	0
Balance, end of period (IFRS scope of consolidation)	(306)
Provision for credit losses	(24)

Deutsche Bank	Q1 2018 Financial Data Supplement	11

CRR/CRD 4 Regulatory capital

(In € m., unless stated otherwise)	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
Regulatory capital (fully loaded)[3]
Common Equity Tier 1 capital	42,279	42,221	41,922	49,128	48,300	47,336
Tier 1 capital	46,829	46,771	46,472	53,749	52,921	51,956
Tier 2 capital	12,673	12,495	11,966	11,633	10,329	10,144
Total capital	59,502	59,266	58,438	65,382	63,250	62,101

Risk-weighted assets and capital adequacy ratios (fully loaded)[2,3]
Risk-weighted assets	357,518	357,655	354,688	355,113	344,212	354,235
Common Equity Tier 1 capital ratio	11.8%	11.8%	11.8%	13.8%	14.0%	13.4%
Tier 1 capital ratio	13.1%	13.1%	13.1%	15.1%	15.4%	14.7%
Total capital ratio	16.6%	16.6%	16.5%	18.4%	18.4%	17.5%

Regulatory capital (phase-in)[3]
Common Equity Tier 1 capital[21]	47,782	44,917	44,465	51,650	50,808	47,336
Tier 1 capital	55,486	54,083	53,119	60,222	57,631	55,844
Tier 2 capital	6,672	6,725	6,231	6,008	6,384	6,256
Total capital	62,158	60,808	59,350	66,230	64,016	62,101

Risk-weighted assets and capital adequacy ratios (phase-in)[2,3]
Risk-weighted assets[21]	356,235	356,748	353,779	354,234	343,316	354,235
Common Equity Tier 1 capital ratio	13.4%	12.6%	12.6%	14.6%	14.8%	13.4%
Tier 1 capital ratio	15.6%	15.2%	15.0%	17.0%	16.8%	15.8%
Total capital ratio	17.4%	17.0%	16.8%	18.7%	18.6%	17.5%

For footnotes please refer to page 23.

Deutsche Bank	Q1 2018 Financial Data Supplement	12

Consolidated Balance Sheet - Assets

(In € m., unless stated otherwise)	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
Assets:
Cash and central bank balances	181,364	179,461	227,514	204,390	225,655	226,720
Interbank balances without central banks	11,606	10,467	9,109	10,727	9,265	11,160
Central bank funds sold and securities purchased under resale agreements	16,287	14,058	11,025	10,580	9,971	10,082
Securities borrowed	20,081	24,907	23,376	23,979	16,732	1,738
Trading assets	171,044	189,926	188,192	186,716	184,661	173,014
Positive market values from derivative financial instruments	485,150	421,218	396,340	372,019	361,032	337,454
Non-trading financial assets mandatory at fair value through P&L	N/A	N/A	N/A	N/A	N/A	118,038
Financial assets designated at fair value through profit or loss	87,587	100,054	89,751	96,183	91,276	2,611
Total financial assets at fair value through profit or loss	743,781	711,198	674,284	654,918	636,970	631,118
Financial assets at fair value through OCI	N/A	N/A	N/A	N/A	N/A	53,151
Financial assets available for sale	56,228	55,204	53,907	51,540	49,397	N/A
Equity method investments	1,027	980	948	915	866	898
Loans at amortized cost	408,909	409,352	398,698	396,237	401,699	387,366
Securities held to maturity	3,206	3,197	3,189	3,179	3,170	N/A
Property and equipment	2,804	2,832	2,746	2,772	2,663	2,453
Goodwill and other intangible assets	8,982	9,039	8,834	8,773	8,839	8,751
Other assets	126,045	134,067	145,875	144,349	101,491	136,156
Assets for current tax	1,559	1,567	1,248	1,265	1,215	1,514
Deferred tax assets	8,666	8,427	7,983	7,829	6,799	6,628
Total assets	1,590,546	1,564,756	1,568,734	1,521,454	1,474,732	1,477,735

Deutsche Bank	Q1 2018 Financial Data Supplement	13

Consolidated Balance Sheet - Liabilities and total equity

(In € m., unless stated otherwise)	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
Liabilities and equity:
Non-interest bearing deposits	200,122	206,772	221,860	224,230	226,339	226,160
Demand deposits	129,654	126,774	128,946	125,596	133,280	128,105
Time deposits	130,299	132,190	141,386	137,042	133,952	130,116
Savings deposits	90,129	89,704	89,287	87,823	87,241	86,471
Interest-bearing deposits	350,082	348,669	359,618	350,460	354,473	344,692
Deposits	550,204	555,440	581,478	574,691	580,812	570,852

Central bank funds purchased and securities sold under repurchase agreements	25,740	18,469	21,373	16,499	18,105	18,374
Securities loaned	3,598	4,508	5,122	6,508	6,688	7,695
Trading liabilities	57,029	73,300	68,392	74,201	71,462	83,832
Negative market values from derivative financial instruments	463,858	399,062	371,682	348,346	342,726	322,629
Financial liabilities designated at fair value through profit or loss	60,492	65,799	64,112	49,758	63,874	48,874
Investment contract liabilities	592	607	601	600	574	550
Financial liabilities at fair value through profit or loss	581,971	538,768	504,787	472,906	478,636	455,886
Other short-term borrowings	17,295	20,109	20,232	18,279	18,411	17,476
Other liabilities	155,440	174,984	186,811	190,792	132,208	167,234
Provisions	10,973	6,742	5,425	5,025	5,219	5,483
Liabilities for current tax	1,329	1,111	1,081	1,074	1,001	1,105
Deferred tax liabilities	486	474	450	396	346	323
Long-term debt	172,316	172,964	165,070	159,091	159,715	161,480
Trust preferred securities	6,373	6,334	5,694	5,583	5,491	3,802
Obligation to purchase common shares	0	0	0	0	0	0
Total liabilities	1,525,727	1,499,905	1,497,524	1,450,844	1,406,633	1,409,710

Common shares, no par value, nominal value of € 2.56	3,531	3,531	5,291	5,291	5,291	5,291
Additional paid-in capital	33,765	33,838	39,828	39,715	39,918	39,974
Retained earnings	18,987	19,491	19,383	19,787	17,454	17,164
Common shares in treasury, at cost	0	(84)	(33)	(18)	(9)	(24)
Equity classified as obligation to purchase common shares	0	0	0	0	0	0
Accumulated other comprehensive income (loss), net of tax[21]	3,550	3,109	1,789	901	520	(463)
Total shareholders’ equity	59,833	59,885	66,258	65,676	63,174	61,943
Additional equity components[22]	4,669	4,675	4,674	4,669	4,675	4,673
Noncontrolling interests	316	292	278	265	250	1,410
Total equity	64,819	64,852	71,210	70,609	68,099	68,025
Total liabilities and equity	1,590,546	1,564,756	1,568,734	1,521,454	1,474,732	1,477,735

For footnotes please refer to page 23.

Deutsche Bank	Q1 2018 Financial Data Supplement	14

CRR/CRD 4 Leverage ratio measures[1,3]

(In € bn., unless stated otherwise)	Dec 31, 2016	Mar 31, 2017	Jun 30, 2017	Sep 30, 2017	Dec 31, 2017	Mar 31, 2018
Total assets	1,591	1,565	1,569	1,521	1,475	1,478
Changes from IFRS to CRR/CRD 4	(243)	(196)	(126)	(101)	(80)	(68)
Derivatives netting	(437)	(377)	(359)	(338)	(328)	(306)
Derivatives add-on	146	147	140	140	142	145
Written credit derivatives	17	18	18	20	16	15
Securities Financing Transactions	20	21	28	30	41	28
Off-balance sheet exposure after application of credit conversion factors	102	102	96	93	95	95
Consolidation, regulatory and other adjustments	(92)	(107)	(48)	(46)	(46)	(45)
CRR/CRD 4 leverage exposure measure (fully loaded)	1,348	1,369	1,442	1,420	1,395	1,409

CRR/CRD 4 leverage exposure measure (phase-in)[20]	1,350	1,370	1,443	1,421	1,396	1,409

CRR/CRD 4 Tier 1 capital (fully loaded)	46.8	46.8	46.5	53.7	52.9	52.0

CRR/CRD 4 Leverage Ratio (fully loaded) in %[2]	3.5	3.4	3.2	3.8	3.8	3.7

CRR/CRD 4 Tier 1 capital (phase-in)	55.5	54.1	53.1	60.2	57.6	55.8

CRR/CRD 4 Leverage Ratio (phase-in) in %[2]	4.1	3.9	3.7	4.2	4.1	4.0

For footnotes please refer to page 23.

Deutsche Bank	Q1 2018 Financial Data Supplement	15

Non-GAAP financial measures (1/4)

(In € m., unless stated otherwise)	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018
Corporate & Investment Bank:
Income (loss) before income taxes (IBIT)	1,973	778	611	407	(699)	1,096	203
Net Income (loss)	1,290	521	409	273	(468)	734	146
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	0
Net Income attributable to DB shareholders	1,290	521	409	273	(468)	734	146

Average allocated shareholders’ equity	40,312	40,452	44,991	45,968	45,474	44,197	43,639
Add (deduct):
Average allocated goodwill and other intangible assets	(2,568)	(2,945)	(3,029)	(2,990)	(2,995)	(2,982)	(2,876)
Average allocated tangible shareholders’ equity	37,744	37,507	41,962	42,978	42,479	41,215	40,764
Post-tax return on average shareholders’ equity[2,23]	3.2%	5.2%	3.6%	2.4%	(4.1) %	1.7%	1.3%
Post-tax return on average tangible shareholders’ equity[2,6,23]	3.4%	5.6%	3.9%	2.5%	(4.4) %	1.8%	1.4%

Private & Commercial Bank:
Income (loss) before income taxes (IBIT)	1,547	430	338	349	(651)	466	325
Net Income (loss)	1,011	288	227	234	(436)	312	234
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	0
Net Income attributable to DB shareholders	1,011	288	227	234	(436)	312	234

Average allocated shareholders’ equity	14,371	14,355	15,323	15,156	14,934	14,943	14,393
Add (deduct):
Average allocated goodwill and other intangible assets	(1,775)	(1,979)	(2,127)	(2,106)	(2,147)	(2,082)	(2,079)
Average allocated tangible shareholders’ equity	12,595	12,376	13,196	13,050	12,786	12,861	12,314
Post-tax return on average shareholders’ equity[2,23]	7.0%	8.0%	5.9%	6.2%	(11.7) %	2.1%	6.5%
Post-tax return on average tangible shareholders’ equity[2,6,23]	8.0%	9.3%	6.9%	7.2%	(13.6) %	2.4%	7.6%

Asset Management:
Income (loss) before income taxes (IBIT)	(190)	185	238	197	113	732	72
Net Income (loss)	(125)	124	159	132	76	490	52
Net income (loss) attributable to noncontrolling interests	0	0	0	0	0	0	0
Net Income attributable to DB shareholders	(125)	124	159	132	76	490	52

Average allocated shareholders’ equity	4,460	4,683	4,698	4,644	4,714	4,687	4,599
Add (deduct):
Average allocated goodwill and other intangible assets	(4,636)	(4,056)	(3,775)	(3,676)	(3,698)	(3,816)	(3,655)
Average allocated tangible shareholders’ equity	(175)	627	924	968	1,016	871	943
Post-tax return on average shareholders’ equity[2,23]	(2.8) %	10.6%	13.5%	11.3%	6.4%	10.5%	4.5%
Post-tax return on average tangible shareholders’ equity[2,6,23]	71.0%	79.0%	68.9%	54.4%	29.8%	56.3%	21.9%

For footnotes please refer to page 23.

Deutsche Bank	Q1 2018 Financial Data Supplement	16

Non-GAAP financial measures (2/4)

(In € m., unless stated otherwise)	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018
Corporate & Other:
Income (loss) before income taxes (IBIT)	(952)	(514)	(364)	(19)	(168)	(1,066)	(167)
Net Income (loss)	(1,449)	(358)	(329)	11	(1,596)	(2,272)	(311)
Net income (loss) attributable to noncontrolling interests	(45)	(4)	(19)	(2)	10	(15)	(0)
Net Income attributable to DB shareholders	(1,495)	(362)	(348)	9	(1,586)	(2,287)	(311)

Average allocated shareholders’ equity	2,249	322	(0)	0	0	99	0
Add (deduct):
Average allocated goodwill and other intangible assets	(894)	(3)	0	(0)	(0)	(1)	0
Average allocated tangible shareholders’ equity	1,355	319	(0)	0	0	98	0
Post-tax return on average shareholders’ equity [2,23]	N/M	N/M	N/M	N/M	N/M	N/M	N/M
Post-tax return on average tangible shareholders’ equity [2,6,23]	N/M	N/M	N/M	N/M	N/M	N/M	N/M

Non-Core Operations Unit:
Income (loss) before income taxes (IBIT)	(3,187)	-	-	-	-	-	-
Net Income (loss)	(2,085)	-	-	-	-	-	-
Net income (loss) attributable to noncontrolling interests	0	-	-	-	-	-	-
Net Income attributable to DB shareholders	(2,085)	-	-	-	-	-	-

Average allocated shareholders’ equity	690	-	-	-	-	-	-
Add (deduct):
Average allocated goodwill and other intangible assets	(3)	-	-	-	-	-	-
Average allocated tangible shareholders’ equity	687	-	-	-	-	-	-
Post-tax return on average shareholders’ equity [2,23]	N/M	N/M	N/M	N/M	N/M	N/M	N/M
Post-tax return on average tangible shareholders’ equity [2,6,23]	N/M	N/M	N/M	N/M	N/M	N/M	N/M

For footnotes please refer to page 23.

Deutsche Bank	Q1 2018 Financial Data Supplement	17

Non-GAAP financial measures (3/4)

(In € m., unless stated otherwise)	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018
Group:
Income (loss) before income taxes (IBIT)	(810)	878	822	933	(1,406)	1,228	432
Income tax expense	(546)	(303)	(357)	(284)	(1,019)	(1,963)	(312)
Net Income (loss)	(1,356)	575	466	649	(2,425)	(735)	120
Net income (loss) attributable to noncontrolling interests	(45)	(4)	(19)	(2)	10	(15)	(0)
Net Income attributable to DB shareholders	(1,402)	571	447	647	(2,415)	(751)	120

Average shareholders’ equity	62,082	59,812	65,013	65,769	65,121	63,926	62,631
Add (deduct):
Average goodwill and other intangible assets	(9,876)	(8,984)	(8,930)	(8,772)	(8,840)	(8,881)	(8,610)
Average tangible shareholders’ equity	52,206	50,828	56,082	56,997	56,282	55,045	54,021
Post-tax return on average shareholders’ equity [2,23]	(2.3) %	3.8%	2.7%	3.9%	(14.8) %	(1.2) %	0.8%
Post-tax return on average tangible shareholders’ equity [2,6,23]	(2.7) %	4.5%	3.2%	4.5%	(17.2) %	(1.4) %	0.9%

Tangible Book Value:
Total shareholders’ equity (Book value)	59,833	59,885	66,258	65,676	63,174	63,174	61,943
Goodwill and other intangible assets[24]	8,982	9,039	8,834	8,773	8,839	8,839	8,037
Tangible shareholders’ equity (Tangible book value)	50,851	50,846	57,424	56,903	54,335	54,335	53,906

Basic Shares Outstanding:
Number of shares issued	1,545.5	1,545.5	2,066.8	2,066.8	2,066.8	2,066.8	2,066.8
Treasury shares	(0.2)	(5.2)	(1.4)	(0.6)	(0.4)	(0.4)	(1.4)
Vested share awards	23.3	48.4	42.7	27.5	28.5	28.5	32.2
Basic Shares Outstanding	1,568.6	1,588.7	2,108.1	2,093.7	2,094.9	2,094.9	2,097.5

Book value per basic share outstanding in €	€ 38.14	€ 37.69	€ 31.43	€ 31.37	€ 30.16	€ 30.16	€ 29.53
Tangible book value per basic share outstanding in €	€ 32.42	€ 32.00	€ 27.24	€ 27.18	€ 25.94	€ 25.94	€ 25.70

For footnotes please refer to page 23.

Deutsche Bank	Q1 2018 Financial Data Supplement	18

Non-GAAP financial measures (4/4)

In € m.	FY 2016	Q1 2017	Q2 2017	Q3 2017	Q4 2017	FY 2017	Q1 2018
Corporate & Investment Bank:
Noninterest expenses	13,925	3,570	2,933	2,965	3,422	12,890	3,643
Impairment of Goodwill and other intangible assets	285	0	6	(0)	0	6	0
Litigation incl. loan processing fees	608	(27)	(78)	93	56	44	58
Restructuring and Severance	392	62	80	10	1	152	27
Adjusted Costs:	12,640	3,536	2,925	2,862	3,365	12,688	3,558

Private & Commercial Bank:
Noninterest expenses	9,104	2,197	2,199	2,162	2,853	9,411	2,226
Impairment of Goodwill and other intangible assets	0	0	0	(0)	12	12	0
Litigation incl. loan processing fees	56	(3)	48	11	(3)	53	(20)
Restructuring and Severance	204	(37)	9	(3)	429	399	9
Adjusted Costs:	8,843	2,237	2,142	2,154	2,415	8,947	2,238

Asset Management:
Noninterest expenses	3,205	422	438	431	508	1,799	473
Impairment of Goodwill and other intangible assets	1,021	0	0	0	3	3	0
Litigation incl. loan processing fees	(0)	(1)	0	1	4	5	27
Policyholder benefits and claims	374	0	(0)	0	0	0	0
Restructuring and Severance	69	4	4	(0)	10	18	4
Adjusted Costs:	1,742	418	434	430	492	1,774	442

Corporate & Other:
Noninterest expenses	526	146	145	101	203	594	114
Impairment of Goodwill and other intangible assets	(0)	0	0	0	0	0	0
Litigation incl. loan processing fees	(18)	0	4	34	74	112	2
Restructuring and Severance	(7)	1	1	(1)	(0)	1	0
Adjusted Costs:	551	145	140	67	129	481	112

Non-Core Operations Unit:
Noninterest expenses	2,682	-	-	-	-	-	-
Impairment of Goodwill and other intangible assets	(49)	-	-	-	-	-	-
Litigation incl. loan processing fees	1,750	-	-	-	-	-	-
Restructuring and Severance	23	-	-	-	-	-	-
Adjusted Costs:	958	-	-	-	-	-	-

Group:
Noninterest expenses	29,442	6,334	5,715	5,660	6,986	24,695	6,457
Impairment of Goodwill and other intangible assets	1,256	0	6	(0)	15	21	0
Litigation incl. loan processing fees	2,397	(31)	(26)	140	131	213	66
Policyholder benefits and claims	374	0	(0)	0	0	0	0
Restructuring and Severance	681	29	95	7	440	570	41
Adjusted Costs:	24,734	6,336	5,641	5,513	6,401	23,891	6,350

Deutsche Bank	Q1 2018 Financial Data Supplement	19

Definition of certain financial measures (1/3)

Non-GAAP Financial Measures

This document and other documents the Group has published or may publish contain non-GAAP financial measures. Non-GAAP financial measures are measures of the Group’s historical or future performance, financial position or cash flows that contain adjustments that exclude or include amounts that are included or excluded, as the case may be, from the most directly comparable measure calculated and presented in accordance with IFRS in the Group’s financial statements.

Return on Equity Ratios

The Group reports a post tax return on average shareholders’ equity and a post-tax return on average tangible shareholders’ equity, each of which is a non-GAAP financial measure.

The post-tax returns on average shareholders’ equity and average tangible shareholders’ equity are calculated as net income (loss) attributable to Deutsche Bank shareholders as a percentage of average shareholders’ equity and average tangible shareholders’ equity, respectively.

Net income (loss) attributable to Deutsche Bank shareholders for the segments is a non-GAAP financial measure and is defined as net income (loss) excluding post-tax income (loss) attributable to noncontrolling interests.

For the Group, it reflects the reported effective tax rate which was 72 % for the 1st quarter 2018 and 35 % for the prior year’s comparative period. For the segments, the applied tax rate was 28 % for the 1st quarter 2018, 33 % for all quarters in 2017 and 35 % for 2016.

At the Group level, tangible shareholders’ equity is shareholders’ equity as reported in the Consolidated Balance Sheet excluding goodwill and other intangible assets. Tangible shareholders’ equity for the segments is calculated by deducting goodwill and other intangible assets from shareholders’ equity as allocated to the segments. Shareholders’ equity and tangible shareholders’ equity are presented on an average basis.

The Group believes that a presentation of average tangible shareholders’ equity makes comparisons to its competitors easier, and refers to this measure in the return on equity ratios presented by the Group. However, average tangible shareholders’ equity is not a measure provided for in IFRS, and the Group’s ratios based on this measure should not be compared to other companies’ ratios without considering differences in the calculations.

Allocation of Average Shareholders’ Equity

Since 2017, Shareholders’ equity is fully allocated to the Group’s segments based on the regulatory capital demand of each segment and is no longer capped at the amount of shareholders’ equity required to meet the externally communicated targets for the Group’s Common Equity Tier 1 ratio and the Group’s Leverage ratio. Regulatory capital demand reflects the combined contribution of each segment to the Groups’ Common Equity Tier 1 ratio, the Groups’ Leverage ratio and the Group’s Capital Loss under Stress.

Contributions in each of the three dimensions are weighted to reflect their relative importance and level of constraint for the Group.

Contributions to the Common Equity Tier 1 ratio and the Leverage ratio are measured through Risk Weighted Assets (RWA) and Leverage Ratio Exposure (LRE) assuming full implementation of CRR/CRD 4 rules. The Group’s Capital Loss under Stress is a measure of the Group’s overall economic risk exposure under a defined stress scenario.

Goodwill and other intangibles continue to be directly attributed to the Group’s segments in order to allow the determination of allocated tangible shareholders’ equity and the respective returns.

Shareholders’ equity and tangible shareholders’ equity is allocated on a monthly basis and averaged across quarters and for the full year. All reported periods in 2016 and 2017 have been restated.

Segment average shareholders’ equity in December 2016 represents the spot values for the period end. The difference between the spot values of the segments and the average Group amount is captured in C&O.

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Definition of certain financial measures (2/3)

Allocation of Average Shareholders’ Equity (cont’d)

For purposes of the 2017 average shareholders’ equity allocation the Non-Core Operations Unit (NCOU) balances from year-end 2016 have been allocated to Corporate & Other (C&O) as Non-Core Operations Unit (NCOU) has ceased to exist as a separate corporate division from 2017 onwards.

Adjusted Costs

Adjusted costs is one of the key performance indicators outlined in our strategy. It is a non-GAAP financial measure for which the most directly comparable IFRS financial measure is noninterest expenses. Adjusted costs is calculated by deducting from noninterest expenses under IFRS (i) impairment of goodwill and other intangible assets, (ii) litigation, (iii) policyholder benefits and claims and (iv) restructuring and severance. Policyholder benefits and claims arose from the Abbey Life Assurance business which was sold in late 2016 and so will not occur in future periods. The Group believes that a presentation of noninterest expenses excluding the impact of these items provides a more meaningful depiction of the costs associated with our operating businesses.

Fully loaded CRR/CRD 4 Measures

Since January 1, 2014, our regulatory assets, exposures, risk-weighted assets, capital and ratios thereof are calculated for regulatory purposes under CRR/CRD4. CRR/CRD 4 provides for “transitional” (or “phase-in”) rules, under which capital instruments that are no longer eligible under the new rules are permitted to be phased out as the new rules on regulatory adjustments are phased in, as well as regarding the risk weighting of certain categories of assets. In some cases, CRR/CRD 4 maintains transitional rules that had been adopted in earlier capital adequacy frameworks through Basel 2 or Basel 2.5. These relate e.g. to the risk weighting of certain categories of assets and include rules permitting the grandfathering of equity investments at a risk-weight of 100%.

We also set forth in this and other documents such CRR/CRD 4 measures on a “fully loaded” basis, reflecting full application of the rules without consideration of the transitional provisions under CRR/CRD 4.

For the transitional CRR/CRD 4 CET1 and RWA numbers these transitional arrangements have been considered lastly for December 31, 2017 and expired thereafter. Consequently, for March 31, 2018, no transitional rules have been applied to CET1 and RWA numbers at all, resulting in no difference anymore for CET1 capital and RWA under the fully loaded or transitional regime.

With respect to risk-weighting, we assumed until third quarter 2017 in our CRR/CRD 4 “fully loaded” methodology for a limited subset of equity positions that the impact of the expiration of these transitional rules will be mitigated through sales of the underlying assets or other measures prior to the expiration of the grandfathering provisions by end of 2017.

Since the fourth quarter 2017 we no longer apply this grandfathering rule, but instead applied a risk weight between 190 % and 370 % determined based on Article 155 CRR under the CRR/CRD 4 fully loaded rules to all our equity positions. Consequently, in this regard, transitional arrangements are no longer considered in our fully loaded RWA numbers beginning December 31, 2017. Only for the comparative periods these transitional rules within the risk weighting were still applicable

Such fully loaded metrics are described in (i) “Management Report: Risk Report: Risk and Capital Performance: Capital and Leverage Ratio” on pages 82 to 95 of our Annual Report 2017 and “Supplementary Information: Non-GAAP Financial Measures: Fully Loaded CRR/CRD 4 Measures” on pages 381 to 382 of our Annual Report 2017 and in (ii) the subsections “Management Report: Risk Report: Risk and Capital Performance: Regulatory Capital”, “Management Report: Risk Report: Leverage Ratio” and “Other Information (unaudited): Fully loaded CRR/CRD 4 Measures” of our Q1 Interim Report. Such sections also provide reconciliation to the respective CRR/CRD 4 transitional or IFRS values.

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Definition of certain financial measures (3/3)

Book Value and Tangible Book Value per Basic Share Outstanding

Book value per basic share outstanding and tangible book value per basic share outstanding are non-GAAP financial measures that are used and relied upon by investors and industry analysts as capital adequacy metrics. Book value per basic share outstanding represents the Bank’s total shareholders’ equity divided by the number of basic shares outstanding at period-end. Tangible book value represents the Bank’s total shareholders’ equity less goodwill and other intangible assets. Tangible book value per basic share outstanding is computed by dividing tangible book value by period-end basic shares outstanding.

Cost ratios

Cost/income ratio: Noninterest expenses as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

Compensation ratio: Compensation and benefits as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

Noncompensation ratio: Noncompensation noninterest expenses, which are defined as total noninterest expenses less compensation and benefits, as a percentage of total net revenues, which are defined as net interest income before provision for credit losses plus noninterest income.

Other key ratios

Diluted earnings per share: Net income (loss) attributable to Deutsche Bank shareholders, which is defined as net income (loss) excluding noncontrolling interests, divided by the weighted-average number of diluted shares outstanding. Diluted earnings per share assume the conversion into common shares of outstanding securities or other contracts to issue common stock, such as share options, convertible debt, unvested deferred share awards and forward contracts.

Other key ratios (cont’d)

Book value per basic share outstanding: Book value per basic share outstanding is defined as shareholders’ equity divided by the number of basic shares outstanding (both at period end).

Tangible book value per basic share outstanding: Tangible book value per basic share outstanding is defined as shareholders’ equity less goodwill and other intangible assets, divided by the number of basic shares outstanding (both at period-end).

Tier 1 capital ratio: Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk.

Common Equity Tier 1 capital ratio: Common Equity Tier 1 capital, as a percentage of the risk-weighted assets for credit, market and operational risk.

Fully loaded CRR/CRD4 Leverage Ratio: Tier 1 capital (CRR/CRD4 fully loaded), as a percentage of the CRR/CRD4 leverage ratio exposure measure (fully loaded).

Phase-in CRR/CRD4 Leverage Ratio: Tier 1 capital (CRR/CRD4 phase-in), as a percentage of the CRR/CRD4 leverage ratio exposure measure (phase-in until Q4 2017, fully loaded starting Q1 2018).

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Footnotes

1.	We calculate our leverage ratio exposure on a fully loaded basis in accordance with Article 429 of the CRR as per Delegated Regulation (EU) 2015/62 of October 10, 2014 published in the Official Journal of the European Union on January 17, 2015 amending Regulation (EU) No 575/2013.

2.	Definitions of ratios are provided on pages 20, 21 and 22 of this document.

3.	At period end.

4.	Regulatory capital amounts, risk weighted assets and capital ratios are based upon CRR/CRD 4 fully-loaded.

5.	The reconciliation of adjusted costs is provided on page 19 of this document.

6.	The reconciliation of average tangible shareholders‘ equity is provided on page 16-18 of this document.

7.	The number of average basic and diluted shares outstanding has been adjusted for all periods before April 2017 in order to reflect the effect of the bonus component of subscription rights issues in April 2017 in connection with the capital increase.

8.	Earnings were adjusted by € 298 million and € 276 million net of tax for the coupons paid on Additional Tier 1 Notes in April 2017 and April 2016, respectively. The coupons paid on Additional Tier 1 Notes are not attributable to Deutsche Bank shareholders and therefore need to be deducted in the calculation in accordance with IAS 33.

Diluted Earnings per Common Share include the numerator effect of assumed conversions. In case of a net loss potentially dilutive shares are not considered for the earnings per share calculation, because to do so would decrease the net loss per share.

9.	Source for share price information: Bloomberg, based on XETRA; high and low based on intraday prices. To reflect the capital increase in 2017, the historical share prices up to and including March 20, 2017 (last trading day cum rights) have been adjusted with retroactive effect by multiplication with the correcting factor of 0.8925 (R-Factor).

10.	Includes net interest income and net gains (losses) on financial assets/liabilities at fair value through profit or loss, net fee and commission income and remaining revenues.

11.	Covers operations in Belgium, India, Italy and Spain.

12.	Covers operations in Portugal and Poland as well as Private Client Services (PCS) and Hua Xia in historical periods.
13.	Reflects front office employees and related Infrastructure employees (allocated on a pro forma basis).

14.	Segment assets represent consolidated view, i.e. the amounts do not include intersegment balances (except for Central Liquidity Reserves, Shorts Coverage, Liquidity Portfolio and Repack reallocations from CIB to PCB and NCOU, regarding assets consumed by other segments but managed by CIB).

15.	Contains Group-neutral reallocation of Central Liquidity Reserves to business divisions, majority re-allocated from CIB to PCB.

16.	Assets under Management include assets held on behalf of customers for investment purposes and/or assets that are managed by DB. They are managed on a discretionary or advisory basis or are deposited with DB.

17.	Annualized management fees divided by average Assets under Management.

18.	Includes provision for loan losses and provision for off-balance sheet positions.

19.	Impaired loan coverage ratio: balance of the allowance for loan losses as a percentage of impaired loans (both at period end).

20.	For the transitional CRR/CRD 4 CET1, RWA and Leverage Exposure numbers the transitional arrangements have been considered lastly for December 31, 2017 and expired thereafter, resulting in no difference anymore for CET1 capital, RWA and CRR/CRD 4 leverage exposure measure.

21.	Excluding actuarial gains (losses) related to defined benefit plans, net of tax.

22.	Includes Additional Tier 1 Notes, which constitute unsecured and subordinated notes of Deutsche Bank and are classified as equity in accordance with IFRS.

23.	Based on Net income (loss) attributable to Deutsche Bank shareholders (Post-tax).

24.	Period March 2018 excludes Goodwill and other intangible assets attributable to the partial sale of DWS.

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